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09040752

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MAY 28 2009

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TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) to 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONETA SECURITIES CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

15413 Championship Drive
(No. and Street)

Haymarket	Virginia	20169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Eliassen — (703) 753-9643
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Frederick Eliassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moneta Securities Corp., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President
Title

Subscribed and sworn to before me this

27 day of May 2009

Notary Public

JON MICHAEL GARTRELL
NOTARY PUBLIC
REGISTRATION # 7198872
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
APRIL 30, 2012

This report* contains (check all applicable boxes)

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying statements of financial condition of Moneta Securities Corp. as of March 31, 2009 and 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 21, 2009

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2009 and 2008

	2009	2008
ASSETS		
Current Assets		
Cash	$ 32,277	$ 29,775
Total Current Assets	32,277	29,775
	$ 32,277	$ 29,775
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 3,500	$ 4,085
Income taxes payable	732	1,622
Total Current Liabilities	4,232	5,707
Stockholder's Equity		
Capital stock - 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained earnings	15,545	11,568
	28,045	24,068
	$ 32,277	$ 29,775

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF INCOME
Years ended March 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 60,447	$ 68,412
Expenses		
Commissions	44,000	78,000
Operating expenses	11,766	14,620
	55,766	92,620
Income (Loss) From Operations	4,681	(24,208)
Other Income		
Miscellaneous	-0-	35,000
Interest	28	28
Income Before Provision for Taxes	4,709	10,820
Provision for Taxes	732	1,722
Net Income	$ 3,977	$ 9,098

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended March 31, 2009 and 2008

	2009				2008
	Capital Stock	Paid-In Capital	Retained Earnings	Total	Total
Balances at Beginning of Year	$ 5,000	$ 7,500	$ 11,568	$ 24,068	$ 14,970
Net Income			3,977	3,977	9,098
Balances at End of Year	$ 5,000	$ 7,500	$ 15,545	$ 28,045	$ 24,068

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years ended March 31, 2009 and 2008

2009	2008
None	None

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net Income	$ 3,977	$ 9,098
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	-0-	520
(Decrease) increase in income taxes payable	(890)	1,063
(Decrease) increase in accounts payable	(585)	3,632
Net Cash Provided by Operating Activities	2,502	14,313
Net Increase in Cash	2,502	14,313
Cash at Beginning of Year	29,775	15,462
Cash at End of Year	$ 32,277	$ 29,775
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ 890	$ 200

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2009 and 2008

Note 1 - Nature of Business

Moneta Securities Corp. (the Corporation) is registered with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the Corporation is in the form of commissions received by the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

In December 2008, the FASB issued FASB Staff Position (FSP) 48-3, Effective Date of FIN 48 for Certain Nonpublic Enterprises. The FSP defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. The Corporation has elected to defer the implementation of FIN 48. FIN 48 will become effective for the Corporation for the year ended March 31, 2010. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Corporation will continue to evaluate the application of FIN 48. Management does not believe the effect of implementing FIN 48 will have a material impact on its financial position or results of operations.

Note 3 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the years ended March 31, 2009 and 2008, various office overhead expenses totaling $7,285 and $6,977 respectively, were allocated to the Corporation.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2009 and 2008

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity of capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2009 and 2008, the Corporation had net capital of $28,045 and $24,068, respectively, which was $23,045 and $19,068, respectively, in excess of its required net capital of $5,000. The Corporation's ratio of aggregate debt to net capital is 0.15 to 1 at March 31, 2009 and 0.24 to 1 at March 31, 2008.

Note 5 - Miscellaneous Income

Miscellaneous income represents monies received from the Financial Industry Regulatory Authority (FINRA). FINRA made payments to certain firms upon the merger of the NASD and NYSE Regulatory Bodies.

SUPPLEMENTARY INFORMATION

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying financial statements of Moneta Securities Corp. for the years ended March 31, 2009 and 2008, and have issued our report thereon dated May 21, 2009. Our audits were made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in the schedules on the following pages are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 21, 2009

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2009 and 2008

	2009	2008
Net Capital		
Total stockholder's equity	$ 28,045	$ 24,068
Net Capital	$ 28,045	$ 24,068
Aggregate Indebtedness		
Items included in statements of financial condition:		
Accounts payable	$ 3,500	$ 4,085
Income taxes payable	732	1,622
Total Aggregate Indebtedness	$ 4,232	$ 5,707
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 23,045	$ 19,068
Ratio of aggregate indebtedness to net capital	.15 to 1	.24 to 1

Moneta Securities Corp. is in compliance with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3k(1). The Corporation's business is done strictly on an application basis with the mutual funds and annuity issuing insurance companies.

There is no material difference from the Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of March 31, 2009 and 2008) and the net capital as computed above.

See independent auditors' report on supplementary information.

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

In planning and performing our audits of the financial statements of Moneta Securities Corp. for the years ended March 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 21, 2009

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended March 31, 2009 and 2008

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